KCD FINANCIAL, INC.

STATEMENT OF FINANCIAL CONDITION
PURSUANT TO SEC RULE 17A-5(d)

December 31, 2019
AVAILABLE FOR PUBLIC INSPECTION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66005

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: KCD Financial Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3601 Allied Dr Suite B
(No. and Street)

Green Bay	WI	54304
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joel Blumenschein — 920-347-3400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ryan & Juraska LLP.
(Name – *if individual, state last, first, middle name*)

141 W Jackson Blvd # 2250,	Chicago	IL	60604
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Joel Blumenschein, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of KCD Financial Inc. , as of December 31,2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

FINOP

Title

Notary Public

DOUGLAS J. CARROLL JR. NOTARY PUBLIC STATE OF WISCONSIN

This report ** contains (check all applicable boxes):

- ✓ (a)Facing Page.
- ✓ (b)Statement of Financial Condition.
- (c)Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statementof Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- (d)Statement of Changes in Financial Condition.
- (e)Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- (f)Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ✓ (g)Computation of Net Capital.
- ✓ (h)Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ✓ (i)Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ✓ (j)A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and theComputation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods ofconsolidation.
- ✓ (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ✓ (o) Copy of Exemption Report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RYAN & JURASKA LLP
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of KCD Financial, Inc.,

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of KCD Financial, Inc. (the Company) as of December 31, 2019 and the related notes and supplemental schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of KCD Financial, Inc. as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of KCD Financial, Inc.'s management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to KCD Financial, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We have served as KCD Financial, Inc.'s auditor since 2015.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Supplemental Schedules (the supplemental information) have been subjected to audit procedures performed in conjunction with the audit of KCD Financial, Inc.'s financial statements. The supplemental information is the responsibility of KCD Financial, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplemental Schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Ryan & Juraska LLP

Chicago, Illinois
February 28, 2020

KCD Financial, Inc.
Statement of financial Condition
December 31, 2019

Assets

Assets		
	Cash and Cash Equivalents	$368,985
	Clearing Deposit	31,706
	Accounts Receivable - Concessions	61,593
	Fixed Assets (Net of accumulated deprecation of 12,384)	1,521
	Right of use Office lease	24,654
Total Assets		$488,459

Liabilities and Shareholders' Equity

Liabilities		
	Accounts Payable and Accrued Expenses	$145,887
	Credit Card	165
	Deferred Revenue	46,100
	Income Tax payable	18,842
	Office lease	24,852
Total Liabilities		$235,846
Shareholders' Equity		
	Preferred Stock ($0.001 par value)*	
	Common Stock ($0.001 par value)**	$1
	Additional Paid in Capital	125,206
	Treasury Stock	-11,000
	Retained Earnings	138,406
	Total Shareholders' Equity	$252,613
	Total Liabilities and Shareholders' Equity	$488,459

* 10,000 authorized, 0 outstanding
** 50,000 authorized, 8,384 issued and 8,250 outstanding

The accompanying notes to financial statements
are an integral part of these statements

KCD Financial, Inc.
Green Bay, Wisconsin
Notes to Financial Statements
December 31, 2019

Note 1. Business Activity and Significant Accounting Policies

KCD Financial, Inc. (the "Company") operates a brokerage services firm located in Green Bay, Wisconsin. The Company is a non-holding broker/dealer. The Company is licensed by the Financial Industry National Regulatory Authority, Inc. and is subject to the rules of that association. The Company currently purchases stocks, mutual funds, real estate investments and insurance policies at the request of its clients.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of the Rule. The requirements of paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully-disclosed basis with a clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Significant accounting policies are as follows:

Use of Estimates: The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Equivalents:
The Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Revenue Recognition: Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

The Company recognizes revenue in accordance with FASB ASC Topic 606 *Revenue from Contracts with Customers.* That guidance as amended to require public business entities to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The amendment is effective for the Company for the fiscal years beginning after December 15, 2017. Management reviewed the impact of the amendment to topic 606 and it had no material impact on its financial statements.

Reserves and Custody of Securities: The Company did not hold securities for sale, nor did it hold customer securities at December 31, 2019. Because the Company does not handle customers' securities, Rule 15(c)3-3, in regard to computation for determination of reserve requirements and information relating to the possession or control requirements, does not apply.

Accounts Receivable – Concessions: Accounts receivable concessions are reported at contract value, less estimates for uncollectible amounts based on experience relative to the population of accounts

receivable.

Deferred Revenue: Deferred revenue consists of fees collected from representatives to off-set future operating expenses.

Furniture and Equipment: During the year, the company purchased equipment. Previous purchased items were set to depreciate on a 5-year schedule.

Advertising Costs: The Company's policy is to expense all advertising costs as incurred.

Income Taxes: Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due less any prepayment of estimated taxes. As of December 31, 2019, the company has income tax payable of $18,842.

Deferred Income taxes are recorded to reflect the future tax consequences of difference between the carrying value of assets and liabilities for income tax and financial reporting purposes, and for the benefits of tax credit and loss carryforwards. The amounts of any future tax benefits are reduced by valuation allowance to the extent such benefits are not expected to be fully realized.

The Company has adopted FASB ASC 740, which provides guidance regarding how uncertain income tax positions should be recognized, measured, presented, and disclosed in the financial statements. FASB ASC 740 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FASB ASC 740 also provides guidance in de-recognition of tax benefits, classification on the balance sheet, interest and penalties, accounting in interim periods, disclosure, and transition.

The Company evaluates tax positions taken on its tax return in accordance with accounting principles generally accepted in the United States of America, which require that tax positions taken be more-likely-than-not to be sustained. Management believes that the Company has no significant unrecognized tax benefit under those criteria. Penalties and interest, if any, assessed by income taxing authorities are included in operating expenses.

For US Federal Income Taxes, the Company is no longer subject to examination for those tax years ending later of 3 years from the current year's tax return due date, or the date that the return was actually filed. For Wisconsin State Income Taxes, the Company is no longer subject to examinations for those years ending the later of 4 years from the current year's tax return due date, or the date that the return was actually filed.

On December 22, 2017 the President signed into law tax reform legislation effective for tax years ending after December 31, 2017 ("the Act"). The Act replaces the prior corporate tax rate structure with a flat 21% rate, effective in 2019. There were many other future impacts of the tax reform such as the repeal of the corporate alternative minimum tax rate, tax loss carryback and carryforward limitations, etc. However, there is no impact to these financial statements other than a reduced federal corporate tax rate.

Leases: The Company recognizes and measures its leases in accordance with FASB ASC 842, *Leases*. The Company is a lessee in an operating lease, for office space. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU)

asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of our leases are not readily determinable and accordingly, we use our incremental borrowing rate based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

Note 2. Leases

The Company has obligations as a lessee for office space. The Company classified this lease as an operating lease. This lease generally contains renewal options for periods ranging from one to five years. Because the Company is not reasonably certain to exercise these renewal options, the optional periods are not included in determining the lease term, and associated payments under these renewal options are excluded from lease payments. The Company's lease does not include termination options for either party to the lease or restrictive financial or other covenants. Payments due under the lease contracts include fixed payments plus, for many of the Company's leases, variable payments. The Company's office space lease require it to make variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred.

The components of lease cost for the year ended December 31, 2019 are as follows:

Operating lease cost	$ 19,962

Amounts reported in the consolidated balance sheet as of December 31, 2019 were as follows:

Operating leases:	
Operating lease ROU assets	$ 24,654
Operating lease liabilities	$ 24,852
Weighted average remaining lease term:	
Operating leases	1.25 years
Weighted average discount rate:	
Operating leases	2 %

Note 3. Clearing Deposit

In accordance with the agreement with its clearing broker, Hilltop Securities, Inc. (HSI), the Company is required to maintain cash deposits in the amount of $30,000. The Company is dependent on HSI for the everyday processing of customer transactions as required under the provisions of paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission. As of December 31, 2019 the Company maintained $31,706 in clearing deposits at HSI and $30,949 in cash at another financial institution, to satisfy regulatory requirements.

Note 4. Net Capital Requirements and Filing Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2019, the Company had net capital of $241,172 which was $191,172 in excess of its required net capital of $50,000. At December 31, 2019, the Company's net capital ratio was 0.8757 to 1.

There were no liabilities subordinated to claims of creditors during the year ended December 31, 2019. Accordingly, a statement of changes in liabilities subordinated to claims of creditors is not included in the financial statements as required by rule 17a-5 of the Securities and Exchange Commission.

Note 5. Shareholders' Equity

The Board of Directors (Board) of the Company is expressly vested with the authority to divide the Series Preferred Stock (SPS) into one or more series and to fix, determine and state the voting power, dividend, redemption, conversion, and liquidation rights, designations, preferences and relative, participating, optional or other special rights of the shares of each series and the qualifications, limitations and restrictions thereof in the resolution or resolutions providing for the issuance of such stock adopted by the Board hereto.

Subject to the prior and superior rights of the SPS and on the conditions set forth in any resolution or resolutions of the Board providing for the issuance of any particular series of the SPS, the Board may declare and pay dividends on the Common Stock (CS) from time to time as funds may be legally available. The dividends may be payable in cash, stock, or other property.

Subject to the voting rights, if any, as may be set forth in any resolution or resolutions of the Board providing for the issuance of any particular series of any SPS, the holders of the CS shall be entitled to one vote for each share held at all meetings of the stockholders of the Company. In the event of the liquation, dissolution or winding up of the affairs of the Company and after all payments and distributions shall have been made in full to the holders of the SPS as may have been required under the terms of the resolution or resolutions of the Board providing for the issuance of any particular series of the SPS, the remaining assets and funds of the Company shall be distributed among the holders of the CS according to the respective shares.

Common stock consists of 50,000 authorized, 8,384 issued and 8,250 outstanding with a par value of $0.0001 per share.

Preferred stock consists of 10,000 authorized, and none outstanding with a par value of $0.0001 per share.

No preferred dividends were declared for fiscal year 2019, as no preferred stock outstanding and common dividends were declared in the amount of $3.00 per share for a total payment of $24,750, paid on December 18, 2019.

Note 6. Related Party Transactions

Through common ownership and management, the Company is affiliated with Freedom Securities, Inc. (FSI) who owns 78.7% of common stock shares of the Company. The companies share personnel and other services. The Company has paid management fees for personnel and other services for year ended December 31, 2019.

The Company did pay a cash dividend during the year to its affiliated company in the amount of $19,500.

The Company during the previous year advanced salary to a manager, that advance was paid in full in 2019, there is no balance due.

Note 7. Retirement Plan

The Company participates in a SIMPLE IRA retirement plan. The Company will match up to 3% of employee contributions to that plan and for the year ending December 31, 2019.

Note 8. Commitments and Contingencies

In the normal course of business, the Company enters into contracts and agreements that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements in unknown, as this would involve future claims and may be made against the Company that have not yet occurred. The Company expects the risk of loss or future obligations under these indemnifications to be remote.

There are no known such matters or indemnifications known to the company as of December 31, 2019

Note 9. Operating Commitments

The Company will recognize leases in accordance with FASB ASC Topic 842 "Leases", beginning January 1, 2019. That guidance was amended to require public business entities to recognize a right-

of-use asset and lease liability in the statement of financial condition. The amendment is effective for the Company's fiscal years beginning after December 15, 2018, which is different than the effective date for nonpublic business entities. Management believes the impact of the amendment to Topic 842 will have no material impact on its statement of financial condition.

The Company leases office space under a lease agreement which expires March 31, 2021

The aggregate minimum rent commitment is as follows:

2020	$20,126
2021	$5,056

Note 10. Off-Balance Sheet Risk and Concentration of Credit Risk

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash. The Company maintains its cash with one financial institution. The total cash balances of the Company are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000 per depositor, per bank. On December 31, 2019 The Company held cash which exceeded the balance insured by the FDIC by $118,985. The Company monitors such credit risk and has not experienced any losses related to such risks.

Since the Company does not clear its own securities transactions, it has established accounts with clearing brokers for this purpose. This can and often does result in a concentration of credit risk with these firms. Such risk, however, is mitigated by each clearing Broker's obligation to comply with rules and regulations of the SEC and FINRA.

The Company's customer securities transactions are introduced on a fully disclosed basis with its clearing broker-dealer. The clearing broker/dealer is responsible for the execution, collection and payment of funds and receipt and delivery of securities relative to customer transactions. Off-balance sheet risk exists with respect to these transactions due to the possibility that the customers may be unable to fulfill their contractual commitments, wherein the clearing broker-dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers.

Note 11. Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown. Management believes that

their insurance coverage will be sufficient to pay potential liabilities, if any. However, it is at least reasonably possible that the Company's estimate of these liabilities may change in the near term. Any additional payments by reason of an adverse determination in these matters will be charged to earnings in the period of determination.

Note 12. Litigation

The Company is currently involved in one arbitration case, currently in the early stages. The Company is vigorously defending itself and has requested a dismissal of the case, as there are no actual losses to the client. This claim is covered under the Companies' current E & O policy. Management believes that any settlement is this case would not cause a material change to the Companies' financial statement.

Note 13. Subsequent Events

Management has evaluated subsequent events for possible recognition or disclosure through February 28, 2020, the date financial statements were available to be issued, noting no material events requiring disclosure in the Company's financial statements.

Supplemental Schedules

KCD Financial, Inc.
Green Bay, Wisconsin

Schedule l: Computation of Aggregated Indebtedness
and Net Capital Under Rule 15c3-1
December 31, 2019

Aggregate Indebtedness		
Accounts Payable and Accrued Expenses	$	145,887
Income Tax payable		18,842
Credit Card		165
Office Lease		198
Deferred Revenue		46,100
Total Aggregated Indebtedness	$	211,192
Minimum required net capital (6 2/3% of aggregate indebtedness)	$	14,078
Computation of Basic Net Capital Requirements:		
Shareholders' Equity	$	252,613
Deductions:		
Haircut		
Unallowable Commissions		(9,920)
Fixed Assets		(1,521)
Total Unallowable Assets		(11,441)
Net Capital	$	241,172
Net Capital Requirement (minimum)		50,000
Capital in Excess of Minimum Requirement	$	191,172
Ratio of Aggregate Indebtedness to Net Capital		0.8757 to 1

Reconciliation of the Company's Unaudited Net Capital Computation
to the Statement of the Computation of Aggregated Indebtedness and Net Capital
under Rule 15c3-1
December 31, 2019

Net Capital at December 31, 2019 (unaudited)	$	191,998
Reclassification of Certain Assets and Liabilities:		
Increase in Cash and Cash equivalents		3339
Increase in Right of Use office lease		24654
Decrease Accounts Payable and Accrued Expenses		21181
Net Capital at December 31, 2019 (amended)	$	241,172
Net Capital at December 31, 2019 (audited)		241,172

There are no material differences between the computations of net capital presented above and the Company's amended Focus Part II A as of December 31,2019

KCD Financial, Inc.
Green Bay, Wisconsin

December 31, 2019

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENT UNDER RULE 15c3-3

KCD Financial, Inc. is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(2)(ii)

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

KCD Financial, Inc. is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(2)(ii)

RYAN & JURASKA LLP
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of KCD Financial, Inc.,

We have reviewed management's statements, included in the accompanying KCD Financial, Inc. Exemption Report, in which (1) KCD Financial, Inc. (the Company) claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(2)(ii), and (2) the Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year ended December 31, 2019, without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, therefore, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ryan & Juraska LLP

Chicago, Illinois
February 28, 2020

3061 ALLIED STREET SUITE B GREEN BAY | WI 54304
PH: 920-347-3400 | FAX: 920-347-3402 | WWW.KCDFINANCIAL.COM

KCD Financial, Inc. Exemption Report

KCD Financial, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R §240.15c3-3 under the following provisions of 17 C.F.R §240.15c3-3(k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year ended December 31,2019 without exception.

I, Joel R. Blumenschein, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Title: Financial Operations Principal

Date: February 28, 2020